Contact

www.linkedin.com/in/melakwule (LinkedIn)
www.melanuchi.com/ (Personal)
www.minwo.co/ (Company)

Top Skills

Management
Data Analysis
Product Management

Languages

French (Limited Working)

Certifications

Cisco Certified Entry Network Technician
Change Acceleration Process Coach

Melanie Akwule, MBA

My business is to put Black businesses on. | Techstars ‘21
Washington DC-Baltimore Area

Summary

Melanie Akwule's Building Black Wealth through MINWO Inc. Leveraging her extensive experience in both Business and Technology, she's combined these passions to create MINWO, a DE&I tech company that is centralizing Black business development with it's AI-driven platform, Rialto.

Melanie Akwule has spent the majority of her career transforming data from underutilized assets to actionable insights for her customers. She spent over 5 years working for GE, most recently as a Technical Product Manager, in their Data Science Products division. She now, alongside running MINWO, works as a Business Strategy Consultant for startups. Melanie also has an MBA from Berkeley-Haas and graduated with a BS in Business Administration, and a minor in Engineering & Technology, from Georgia Tech.

Melanie has a deep sense of responsibility to share with her community the resources and access to knowledge she's been afforded in life. She firmly believes in the African Proverb: if you want to go fast, go alone, if you want to go far, go together. She holds herself accountable for the things that she knows she can, and should, do something about and has applied these philosophies throughout her journey as a tech founder. In a former life, she was a D1 athlete and the grit, determination, and resiliency that got her to the Olympic Trials in 2012 is the same energy she brings to MINWO and serving her community on a daily basis.

Experience

Renew Venture Capital
General Partner
November 2021 - Present (7 months)
Washington DC-Baltimore Area

Melanie is a Partner at Renew VC, advocating for founders that have been historically discounted because their background doesn't fit the mold.

MINWO

Founder & CEO

May 2020 - Present (2 years 1 month)

Woodbridge, Virginia, United States

MINWO Inc. is an example of what can happen when passion meets purpose. I have a passion for business and technology and a purpose that extends far greater than myself and a mission to create generational wealth within the Black community through scaling Black-owned businesses.

REDF

Business Strategy Consultant

July 2020 - December 2021 (1 year 6 months)

Working Solutions Microloans

Business Strategy Consultant

August 2019 - December 2021 (2 years 5 months)

Providing business owners with financial planning, risk management, and sales and marketing consulting services.

Magoosh

Business Strategy Consultant

January 2019 - May 2019 (5 months)

Berkeley, CA

Having fun leveraging the power of data and analytics to advise on business strategy as it pertains to marketing and financials.

GE Digital

3 years 5 months

Senior Tecnical Product Manager, Data & Analytics

December 2015 - January 2018 (2 years 2 months)

San Francisco Bay Area

External Customer Product Delivery

- Prioritize client usecase development for data visualization product line to deliver 10 visualizations representing 19 key metrics from data generated by 20 assets in under 3 months

Product Delivery

- Created patent pending web application that automates the 8 cross-functional business processes necessary to onboard external artifacts to a cloud platform; released Beta product to 26 users and is targeted to generate ~$1M in revenue while in Beta

Product Research and Design
- Identify primary user personas and conduct user interviews to determine feature requirements for data science products to enhance development on cloud platform
- Build prototypes to demonstrate features to engineering teams

President, Northern California African American Forum
December 2015 - December 2017 (2 years 1 month)
San Francisco Bay Area

-Lead and coach executive board to host events focused on improving the retention and professional development of current employees, recruiting new talent, and bringing STEM opportunities to the African American community in the Bay Area
-Represent hundreds of AAF chapters around the world as a member of the Affinity Network Portal Steering Committee to ensure representation of AAF user requirements during application development

Lead Data Analyst
September 2014 - December 2015 (1 year 4 months)
San Francisco Bay Area

Enterprise Sourcing Analytics Program Management
- Managed the Data Engineering & Analytics team's technical involvement in the Enterprise Sourcing Analytics initiative that enabled transparency to over 80% of direct sourcing spend across the company
- Established a Scrum of Scrums model to drive communication across 10 programs to identify synergies, interdependencies and risks, set release priorities based on capacity, facilitate resolution of outstanding activities, document overall program status, and manage upstream stakeholders

Enterprise Sourcing Analytics Product Delivery
- Gathered and prioritized product requirements from internal clients to determine feature backlog for the Supplier Mastering product roadmap and determine product extension opportunities (e.g. – SourceCheck mobile application)
- Managed product delivery teams consisting of data engineers, data scientists, and external vendors for feature implementation

GE

2 years 3 months

Information Technology Leadership Program

July 2012 - September 2014 (2 years 3 months)

Alpharetta, GA; Cincinnati, OH; Fairfield, CT

2 year, 4 rotation program focused on developing technical IT depth and leadership skills.

ITLP - 4th Rotation - Finance Systems

March 2014 - August 2014 (6 months)

Fairfield, CT

Responsible for leading the technical development work to convert the Central Corporate Ledger ERP to Enterprise Standard Chart of Accounts.

ITLP - 3rd Rotation - Virtual Desktop Infrastructure

September 2013 - February 2014 (6 months)

Cincinnati, OH

Responsible for implementing tools that minimize technical burdens on VDI end users as well as improve ability to trouble shoot at the desktop level. Additional responsibilities include internal process improvement projects.

Accomplishments:

-Automated Internal Billing Process: Created automated billing system enabling direct line of sight to monthly compute expenses, cutting out a handoff from Finance, and reducing data analysis cycle from 3 days to 30 minutes. New analysis capability increased visibility to incorrect charges & under utilized assets promoting 30 server de-installs resulting in over $240K in refunds in a 6 month period.

-NTI Projects: Researched vendors and managed relationships to procure evaluation software and perform live demos of their tools. Created a comprehensive testing and evaluation plan for when software is installed in development environment. Gathered and managed diverging stakeholder requirements to narrow down tool selection to best suit everyone's needs.

ITLP - 2nd Rotation - Network as a Service Offering Redesign

February 2013 - August 2013 (7 months)

Cincinnati, OH

Responsible for designing a Network as a Service offering and creating a sustainable expense allocation process for associated services. This was accomplished through managing a cross-business and cross-function project

team and thoroughly analyzing ~$130MM in expenses. Major benefits of this project include: improved transparency of costs and services to leadership, identification of cost-saving levers, improved accuracy in external benchmarking.

Quantified Results:
-Managed communications with cross-business and cross-function stakeholders
-Identified ~$33MM in expenses to be allocated
-Identified opportunity for a 30% reduction in financial accounts

ITLP - 1st Rotation - LATAM Service Desk
July 2012 - February 2013 (8 months)
Alpharetta, GA

Responsible for improving end user (GE employees) satisfaction within the LATAM region through implementing ways to make their interactions with their Service Desk less frequent and more efficient. This was accomplished and tracked through improving the on-boarding and training of service desk agents and implementing a more robust feedback mechanism in the region.

Quantified Results:
-Improved overall end user satisfaction by 18%
-Implemented ad-hoc survey/VOC system within LATAM region
-Improved efficiency of L1 operations resulting in 75% reduction in ticket backlog
-Developed comprehensive on-boarding documentation package of core accesses/permissions for L1 service desk agents

Georgia Tech Athletic Association
Women's Track and Field Varsity Athlete
August 2008 - June 2012 (3 years 11 months)
Atlanta, GA

60 meter hurdles (8.37) and 100 meter hurdles (13.53)
4th place at the 2012 Nigerian Olympic Trials

Cox Communications
Capstone Consultant - Project Manager
October 2011 - April 2012 (7 months)
Atlanta, GA

Project: Determining Cox's potential footprint in the videoconferencing space.

Role: As project manager, I was responsible for ensuring the team met deadlines set by our corporate sponsor and the T&M Capstone Team. I created a project plan with smaller milestones in order to ensure larger tasks' completion. I was also responsible for creating team meeting agendas in order to ensure the group progressed according to schedule.

General Electric
IMLP Intern
June 2011 - August 2011 (3 months)
Cincinnati, OH

Queue Bouncing Project: Created a new process to better manage the resolution of incident tickets. Reduced time to restore by 80% and decreased the number of queues a ticket hit by an average of 3.

Georgia Tech Athletic Hospitality- The Collennade Group
Ticket Attendant
August 2009 - January 2011 (1 year 6 months)
Atlanta, GA

Maximized security though voiding tickets and distributing re-entry bands while focusing on patron satisfaction.

Ensured satisfaction of suite owners and guests through tending to individual requests.

Education

University of California, Berkeley, Haas School of Business
Master of Business Administration (M.B.A.), Business Administration and Management, General

Georgia Institute of Technology Scheller College of Business
Bachelor of Science, Business Administration, Information Technology, Technology & Management

Denning Technology & Management Program
Minor in Engineering & Business

Lake Braddock Secondary School
Advanced Studies Diploma, General Studies